FOR IMMEDIATE RELEASE - CALGARY, ALBERTA - JUNE 13, 2007

BAYTEX ENERGY TRUST TO PRESENT AT THE 2007 CAPP OIL AND GAS INVESTMENT SYMPOSIUM

CALGARY, ALBERTA (June 13, 2007) - Baytex Energy Trust (TSX: BTE.UN; NYSE: BTE) is pleased to announce that Anthony Marino, Chief Operating Officer will present at the 2007 Canadian Association for Petroleum Producers, Oil and Gas Investment Symposium on Monday, June 18, 2007 at 11:00 a.m. (MST) in Calgary, Alberta. The webcast (audio only) and presentation slides will be available on the Baytex website, www.baytex.ab.ca, at the start of the presentation. The live webcast (audio only) version of the conference can also be accessed via the following URL:

Symposium webcast: http://events.onlinebroadcasting.com/capp/061807/index.php

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust Units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Trust
Ray Chan, President & C.E.O.	Telephone: (403) 267-0715
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Erin Hurst, Investor Relations	Telephone: (403) 538-3681

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca